11 October 2006 Date

By fax (+1 202 772 9207) and post

RECEIVED
2006 OCT 17 A 10:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Attention: Division of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Shares in International Moscow Bank divested**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Claes Nordqvist telephone: 46-8-6148166.

Respectfully submitted

Nordea Bank AB (publ)
Johan Ekwall


06017554

PROCESSED
OCT 24 2006
THOMSON FINANCIAL

Copenhagen, Helsinki, Oslo, Stockholm, 10 October 2006 1(1)

Shares in International Moscow Bank divested

Nordea's divestment of its 23.42% holding in International Moscow Bank (IMB) has now been finalised according to plan, after all necessary regulatory approvals and other conditions have been met.

Nordea announced in June 2006 that an agreement had been signed between its subsidiary Nordea Bank Finland Plc and UniCredit through its subsidiary Bayerische Hypo- und Vereinsbank AG.

The holding represents a 26.44% voting interest in IMB and the sale results in tax-free capital gain of approx. EUR 200m that will be recognised in the third quarter.

Nordea is committed to expanding its presence in the growing Russian market by way of establishing a fully controlled operation. As a result, Nordea intends to pursue a strategy for growth in the Russian market, either by way of obtaining its own banking license or by acquiring a small to medium-sized Russian bank.

For further information:
Johan Ekwall, Head of Investor Relations, +46 8 614 78 52
Atte Palomäki, Group Identity and Communications, +358 40 547 6390

Nordea is the leading financial services group in the Nordic and Baltic Sea region. We are making it possible for our customers to reach their goals by providing a wide range of products, services and solutions within banking, asset management and insurance. Nordea has almost 11 million customers, more than 1,100 branch offices and a leading netbanking position with 4.4 million e-customers. The Nordea share is listed on the stock exchanges in Stockholm, Helsinki and Copenhagen.